Exhibit 99.1

BitFuFu Announces June 2025 Bitcoin Production and Operation
Updates: Record 36.2 EH/s Hashrate and 728 MW Power Capacity

●	Bitcoin production increased 11.3% month-over-month in June to 445 BTC, with Bitcoin holdings increasing to 1,792 BTC.

●	Total hashrate and power capacity under management reached record highs as of June 30, 2025—36.2 EH/s and 728 MW, respectively.

SINGAPORE, July 7, 2025 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operation updates for June 2025.

“June was our most productive month of 2025, with 445 Bitcoin mined thanks to the continued expansion of our mining fleet,” said Leo Lu, Chairman and CEO of BitFuFu. “Reaching record levels of 36.2 EH/s in hashrate and 728 MW in power capacity, we’re proud of the strong operational momentum in the first half of the year, which reflects our ability to scale effectively and execute with discipline.”

June 2025 Highlights (as of June 30, 2025)

Bitcoin Holdings and Production

●	Bitcoin Held: 1,792 BTC[1], an increase of 83 BTC from May 31, 2025..

●	Bitcoin Production: 445 BTC in June 2025, an 11.3% month-over-month increase, including an 8.4% increase from cloud mining to 387 BTC and a 34.9% increase from self-mining to 58 BTC.

Hashrate Overview

●	Total Hashrate Under Management: 36.2 EH/s, a 6.2% month-over-month increase.

o	Self-Owned Hashrate[2]: 3.8 EH/s.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 32.4 EH/s.

o	Average Fleet Efficiency: 20.1 J/TH.

Power and Infrastructure

●	Total Power Capacity Under Management: 728 MW across five continents, an 11.8% month-over-month increase.

Mining Services

●	Cloud Mining Users: 623,114 registered users as of June 30, 2025.

[1]	Includes 678 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces June 2025 Bitcoin Mining and Operational Updates

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com